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                             November 27, 2020

       William Toler
       Chief Executive Officer
       Hydrofarm Holdings Group, Inc.
       2249 South McDowell Boulevard
       Petaluma, CA 94954

                                                        Re: Hydrofarm Holdings
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 12,
2020
                                                            File No. 333-250037

       Dear Mr. Toler:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed November 12, 2020

       Interim Financial Statements
       Note 9. Stock Based Compensation, page F-68

   1. We note your grant date fair value of your stock options increased from $.21 to $1.28.
                                                        Please tell us your
consideration of disclosing the change in your significant assumptions used to value your
stock options for the period ended September 30, 2020. Refer to ASC
                                                        718-10-55-21.
       Note 11. Subsequent Events, page F-70

   2. We note your disclosure that vesting of the 1,000,000 restricted stock unit award was modified. Please tell
us your consideration of disclosing the potential impact of the modified vesting terms
on your financial statements.
 William Toler
Hydrofarm Holdings Group, Inc.
November 27, 2020
Page 2
Exhibits

3. We note that you have filed your Amended and Restated Certificate of Incorporation as
      Exhibit 3.1. Please ensure it clearly states, as you do on pages 52 and 132 of your registration statement, that the exclusive forum provision does not apply to any actions arising under the Securities Act or Exchange Act, or tell us how you will inform investors in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at (202) 551-3318 or Jim Allegretto at (202) 551-3849 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at (202) 551-3264 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Toler
                                                           Division of
Corporation Finance
Comapany NameHydrofarm Holdings Group, Inc.
                                                           Office of Trade &
Services
November 27, 2020 Page 2
cc:       Kenneth R. Koch, Esq.
FirstName LastName